Exhibit 99.4

ARRIS RESOURCES INC.
1250 West Hastings Street, Vancouver, BC V6E 2V4	CNSX: AAS
Tel: 604-687-0879 Fax: 604-408-9301	FSE: IGN3
info@arrisresources.com	OTCBB: ARRR.F

For Immediate Release

ARRIS RESOURCES ANNOUNCES ANNUAL AND SPECIAL MEETING AND PLAN OF ARRANGEMENT

VANCOUVER, British Columbia, Canada /May 25, 2009/ -- Arris Resources Inc. (the "Company" or "Arris Resources") announced today that it has received an order from the Supreme Court of British Columbia authorizing it to convene an annual and special meeting (the "Meeting") of its shareholders for the purpose of, among other things, considering and approving a plan of arrangement (the "Arrangement").

Under the Arrangement, Arris Resources will transfer to InCana Investments Inc. ("InCana"), a wholly-owned subsidiary of the Company, $100,000 and all of the Company's interest in and to the single family residential zoned property (the "Property") located in Surrey, British Columbia, approximately thirty-five kilometers from Vancouver, British Columbia, in exchange for common shares of InCana, which will be distributed to Arris Resources' shareholders pursuant to the Arrangement.  Upon closing of the Arrangement, each Arris Resources' shareholder, as of the record date, set out in the Arrangement, will receive one new common share in the capital of the Company and its pro-rata share of the InCana common shares to be distributed under the Arrangement for each currently held Arris Resources share.

The formation of InCana will give Arris Resources' shareholders a direct interest in a new real estate development company that will focus on financing and developing the Property and identifying and acquiring additional real estate properties in high-growth locations.  The Company's management has determined that the formation of InCana to hold the Property will facilitate separate development strategies for the Property required to move the Property forward.  Additionally, new management will be established for InCana that will have knowledge and expertise specific to the real estate industry.

Lucky Janda, the Company's President, commented that: "The Arrangement will allow Arris Resources' management to focus its attention on the exploration and development of its petroleum and natural gas properties and oil interests in Alberta, Canada, and the Company's mineral claims in British Columbia, Canada, while InCana can concentrate its efforts on developing the Property as well as potentially acquiring additional properties in high-growth locations.  The separation contemplated under the Arrangement will give each company the flexibility to implement its own unique growth strategies."

The Meeting, which was previously scheduled for June 8, 2009, was postponed by the board of directors in order to provide the Company additional time to prepare and finalize its meeting materials.  The Meeting will be held on June 19, 2009 at 10:00 a.m. (Vancouver time) at 1250 West Hasting Street, Vancouver, British Columbia.

For additional information, please contact Lucky Janda at (604) 687-0879.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of management of Arris Resources with respect to the performance, business and future events of the Company and InCana.  All statements, other than statements of historical fact included in this news release, including, without limitation, statements regarding potential mineralization and exploration results, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, the timing and future plans, actions, objectives and achievements of Arris Resources, statements regarding the completion of the Arrangement and Arris Resources' and InCana's business operations following completion of the Arrangement, the ability of InCana to finance and develop the Property and to identify and acquire additional real estate properties in high–growth locations and the ability of InCana's management to develop strategies for the Property to move the Property forward are forward-looking statements.  All forward-looking statements involve various risks and uncertainties.  There can be no assurance that such forward-looking statements will provide to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking statements.  Important factors that could cause actual results to differ materially from Arris Resources' expectations include, without limitation, fluctuations in commodity prices and currency exchange rates; uncertainty of estimates of capital and operating costs; production estimates and estimated economic return; uncertainties involved in disputes and litigation; the need to obtain additional financial to develop properties and uncertainty as to the availability and terms of future financings; actions by government authorities, including changes in government regulation; the potential need for cooperation of government agencies and First Nations groups in the exploration, permitting and development of Arris Resources' properties; the possibility of adverse developments in financial markets generally; future decisions by management in response to changing conditions; the possibility of delay in permitting, exploration, development or construction programs; uncertainties as to permit and approval requirements and meeting project milestones; the ability to execute prospective business plans; natural phenomena; risks related to our limited operating history and history of no earnings; competition from other real estate investment or development companies; changes to government regulations; dependence on key personnel; general economic conditions; local real estate conditions, including the development of properties in close proximity to the Property or other properties we may acquire; timely sale of newly-developed units or properties; the uncertainties of real estate development and acquisition activity, including the receipt of all necessary permits and approvals we may require for the construction and development of the Property or other properties we may acquire; interest rates; availability of equity and debt financing; increased development and construction costs, including costs of labor, equipment, electricity and environmental compliance or other production inputs and misjudgments in the course of preparing forward-looking statements.  These risks, as well as others, could cause actual results and events to vary significantly.  Arris Resources does not undertake any obligation to release publicly any revision for updating any voluntary forward-looking statements.